Oppenheimer & Co. Inc.
85 Broad Street

New York, NY 10004

January 29, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Entera Bio Ltd.

Withdrawal of Acceleration Request- Registration Statement on Form F-1, as amended

File No. 333-221472

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 19, 2018, in which we, as representative of the several underwriters of Entera Bio Ltd.’s proposed initial public offering of ordinary shares, joined Entera Bio Ltd.’s request for acceleration of the effective date of the above-referenced Registration Statement for Tuesday, January 23, 2018, at 4:00 p.m. Eastern Time. Entera Bio Ltd. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Oppenheimer & Co. Inc.

By:	/s/ Michael Margolis
	Name:	Michael Margolis
	Title:	Managing Director